UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 5)*

Sonida Senior Living, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

140475203

(CUSIP Number)

Paul Dumaine
Conversant Capital LLC
25 Deforest Avenue
Summit, NJ 07901
908-466-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
John M. Bibona
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

August 12, 2024

(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the followingbox ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (A) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,753,089(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,753,089(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,753,089(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)  Consists of (i) 5,266,159 shares of Common Stock, (ii) 1,203,308 shares of Common Stock issuable upon conversion of 38,742 shares of Series A Preferred Stock of the Issuer, (iii) 968,538 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 315,084 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.

(2) The percentage reflected is based on the sum of (i) 14,240,746 outstanding shares of Common Stock on August 8, 2024, as provided under Form 10-Q filed by the Issuer with the Commission on August 12, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 4,300,000 shares of Common Stock issued by the Issuer on August 19, 2024 pursuant to the final prospectus filed by the Issuer with the Commission on August 19, 2024.

CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (B) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,534,211(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,534,211(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,534,211(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)  Consists of (i) 1,358,686 shares of Common Stock, (ii) 77,897 shares of Common Stock issuable upon conversion of 2,508 shares of Series A Preferred Stock of the Issuer, (iii) 62,712 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 34,916 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.

(2) The percentage reflected is based on the sum of (i) 14,240,746 outstanding shares of Common Stock on August 8, 2024, as provided under Form 10-Q filed by the Issuer with the Commission on August 12, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 4,300,000 shares of Common Stock issued by the Issuer on August 19, 2024 pursuant to the final prospectus filed by the Issuer with the Commission on August 19, 2024.

CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (D) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,032,216(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,032,216(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,032,216(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of 1,032,216 shares of Common Stock.
(2) The percentage reflected is based on the sum of (i) 14,240,746 outstanding shares of Common Stock on August 8, 2024, as provided under Form 10-Q filed by the Issuer with the Commission on August 12, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 4,300,000 shares of Common Stock issued by the Issuer on August 19, 2024 pursuant to the final prospectus filed by the Issuer with the Commission on August 19, 2024.

CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Conversant PIF Aggregator A LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,403,815(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,403,815(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,403,815(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of 1,403,815 shares of Common Stock.
(2) The percentage reflected is based on the sum of (i) 14,240,746 outstanding shares of Common Stock on August 8, 2024, as provided under Form 10-Q filed by the Issuer with the Commission on August 12, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 4,300,000 shares of Common Stock issued by the Issuer on August 19, 2024 pursuant to the final prospectus filed by the Issuer with the Commission on August 19, 2024.

CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Conversant GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,319,516(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,319,516(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,319,516(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Consists of (i) 7,657,061 shares of Common Stock, (ii) 1,281,205 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 350,000 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.

(2) The percentage reflected is based on the sum of (i) 14,240,746 outstanding shares of Common Stock on August 8, 2024, as provided under Form 10-Q filed by the Issuer with the Commission on August 12, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 4,300,000 shares of Common Stock issued by the Issuer on August 19, 2024 pursuant to the final prospectus filed by the Issuer with the Commission on August 19, 2024.

CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Michael J. Simanovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,723,331(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,723,331(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,723,331(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Consists of (i) 9,060,876 shares of Common Stock, (ii) 1,281,205 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 350,000 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.

(2) The percentage reflected is based on the sum of (i) 14,240,746 outstanding shares of Common Stock on August 8, 2024, as provided under Form 10-Q filed by the Issuer with the Commission on August 12, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 4,300,000 shares of Common Stock issued by the Issuer on August 19, 2024 pursuant to the final prospectus filed by the Issuer with the Commission on August 19, 2024.

CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Conversant Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,723,331(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,723,331(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,723,331(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1) Consists of (i) 9,060,876 shares of Common Stock, (ii) 1,281,205 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 350,000 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.

(2) The percentage reflected is based on the sum of (i) 14,240,746 outstanding shares of Common Stock on August 8, 2024, as provided under Form 10-Q filed by the Issuer with the Commission on August 12, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 4,300,000 shares of Common Stock issued by the Issuer on August 19, 2024 pursuant to the final prospectus filed by the Issuer with the Commission on August 19, 2024.

 CUSIP NO. 140475203
1	NAMES OF REPORTING PERSONS
Conversant Private GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,403,815(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,403,815(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,403,815(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Consists of 1,403,815 shares of Common Stock.
(2) The percentage reflected is based on the sum of (i) 14,240,746 outstanding shares of Common Stock on August 8, 2024, as provided under Form 10-Q filed by the Issuer with the Commission on August 12, 2024, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 4,300,000 shares of Common Stock issued by the Issuer on August 19, 2024 pursuant to the final prospectus filed by the Issuer with the Commission on August 19, 2024.

CUSIP NO. 140475203
     This Amendment No. 5 (“Amendment No. 5”) further amends and supplements the original statement on Schedule 13D filed by Conversant Dallas Parkway (A), L.P. (“Investor A”), Conversant Dallas Parkway (B), L.P. (“Investor B”), Conversant GP Holdings LLC (“Conversant GP”), Conversant Capital LLC (“Conversant Capital”), and Michael J. Simanovsky on November 12, 2021 (the “Original Schedule 13D”), as previously amended by them by the amended statement on Schedule 13D filed on March 26, 2024 (“Amendment No. 4”), Amendment No. 3 filed on February 6, 2024 (“Amendment No. 3”), Amendment No. 2 filed on November 6, 2023 (“Amendment No. 2”) and Amendment No. 1 filed on July 7, 2023 (“Amendment No. 1”). Amendment No. 4 was the initial statement on Schedule D for Investor D regarding the Issuer. To the extent applicable, the Original Schedule 13D, as previously and hereby amended, is hereby adopted by Conversant PIF Aggregator A LP (“Aggregator A”) and Conversant Private GP LLC (“Conversant Private GP”) as its original filing on Schedule 13D regarding the Issuer. Aggregator A, Investor A, Investor B and Investor D together are the “Conversant Investors,” and they, together with Conversant GP, Conversant Private GP, Conversant Capital and Mr. Simanovsky are, the “Reporting Persons.” The Original Schedule 13D, as previously amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Schedule 13D, as previously amended, such incorporation by reference is also amended hereby. Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D, as previously amended.

Item 2.	Identity and Background

Item 2 is hereby amended and restated to read as follows:

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:
	i.	Conversant Dallas Parkway (A), L.P., a Delaware limited partnership (“Investor A”);
	ii.	Conversant Dallas Parkway (B), L.P., a Delaware limited partnership (“Investor B”);
	iii.	Conversant Dallas Parkway (D), L.P., a Delaware limited partnership (“Investor D”);
	iv.	Conversant PIF Aggregator A LP, a Delaware limited partnership (“Aggregator A” and together with Investor A, Investor B and Investor D, the “Conversant Investors”);
	v.	Conversant GP Holdings LLC, a Delaware limited liability company (“Conversant GP”);
	vi.	Conversant Private GP LLC, a Delaware limited liability company (“Conversant Private GP”);
	vii.	Michael J. Simanovsky, a citizen of the United States of America; and
viii.
Conversant Capital LLC, a Delaware limited liability company (“Conversant Capital”) and together with the Conversant Investors, Conversant GP, Conversant Private GP and Mr. Simanovsky, the “Reporting Persons”).

     Investor A, Investor B and Investor D are alternative investment vehicles of Conversant GP established for purpose of investing in Issuer’s securities. Aggregator A is an alternative investment vehicle of Conversant Private GP established for purpose of investing in Issuer’s securities. Conversant Capital is the investment manager of and makes investment decisions for the Conversant Investors. Mr. Simanovsky is the managing member of Conversant Capital. Conversant GP is the general partner of each of Investor A, Investor B and Investor D. Conversant Private GP is the general partner of Aggregator A. Mr. Simanovsky is the managing member of Conversant GP and Conversant Private GP. By virtue of these relationships, each of Conversant Capital, Conversant GP, Conversant Private GP and Mr. Simanovsky may be deemed to beneficially own the shares of Common Stock (including Common stock issuable upon conversion of Series A Preferred Stock or upon exercise of warrants to purchase Common Stock) owned directly by the Conversant Investors.

     The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1). The Conversant Investors and Conversant Capital may constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Securities and Exchange Commission (the “Commission”) thereunder. Each of the Conversant Investors expressly disclaims beneficial ownership of the shares of Common Stock owned and held by the other Reporting Persons.

(b) The address of the principal business office of each of the Reporting Persons is: c/o Conversant Capital LLC, 25 Deforest Avenue, Summit, NJ 07901.

CUSIP NO. 140475203
     (c) The principal business of Mr. Simanovsky is investment management. Investor A, Investor B, Investor D and Aggregator A are each private investment vehicles. Conversant GP is the general partner of each of Investor A, Investor B and Investor D and Conversant Private GP is the general partner of Aggregator A. Conversant Capital is the investment manager to the Conversant Investors.

     (d)-(e) During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by the addition of the following:

The disclosure set forth below in Item 4 of this Amendment regarding the closing of the Offering (as defined below) is incorporated herein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by the addition of the following:

     As disclosed on the Registration Statement on Form S-3 filed by the Issuer with the SEC on July 19, 2024, and supplemented by the Prospectus Supplement filed by the Issuer with the SEC on August 15, 2024, the Issuer, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC and BMO Capital Markets Corp, as representatives of the underwriters (“Representatives”), entered into an Underwriting Agreement providing for a public offering of 4,300,000 shares of Common Stock of the Issuer (the “Offering”).

     On August 12, 2024, pursuant to the Investor Rights Agreement, Investor A and Investor B consented to the Offering and waived any preemptive rights with respect thereto, provided that such waiver of preemptive rights was only effective if Investor A and Investor B, and/or their affiliates, were permitted to purchase up to $75,000,000 of shares of Common Stock of the Issuer pursuant to the Offering at the public offering price. Such waiver of preemptive rights is solely applicable for the Offering and does not affect the rights of Investor A and Investor B under the Investor Rights Agreement with respect to any other transactions or offerings.

     In connection with the Offering, Investor A, Investor B and Investor D have also entered into a Lock-up Agreement on August 15, 2024, pursuant to which Investor A, Investor B and Investor D have agreed, for a period starting from the date thereof and ending on the date that is 90 days after the date of the final prospectus supplement, not to, without the prior consent of the Representatives on behalf of the underwriters, among other actions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned by them or any other securities so owned that are convertible into or exercisable or exchangeable (directly or indirectly) for, or that represent the right to receive, shares of Common Stock (“Other Securities”) or (ii) enter into any swap, hedging transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock or Other Securities.

     At the closing of the Offering, which was completed on August 19, 2024, the Company issued 4,300,000 shares of Common Stock, including issuing 234,358 shares of Common Stock to Investor A, 211,827 shares of Common Stock to Investor B and 1,403,815 shares of Common Stock to Aggregator A. The Conversant Investors paid for the shares of Common Stock using a combination of their existing investment capital and by calling capital from their investors.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated to read as follows:

(a), (b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D.

Item 5(c) is hereby amended by the addition of the following:

(c) The disclosure set forth above in Item 4 of this Amendment is incorporated herein.

CUSIP NO. 140475203
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

The disclosure set forth above in Item 4 of this Amendment is incorporated herein.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by the replacement of Exhibit 99.1.

1.9	Consent and Waiver of Preemptive Rights, dated August 12, 2024.

1.10	Lock-up Agreement, dated August 15, 2024

99.1	Joint Filing Agreement, dated August 21, 2024.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 21, 2024

CONVERSANT DALLAS PARKWAY (A) LP
By: Conversant GP Holdings LLC, its general partner

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT DALLAS PARKWAY (B) LP
By: Conversant GP Holdings LLC, its general partner

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT DALLAS PARKWAY (D) LP
By: Conversant GP Holdings LLC, its general partner

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT PIF AGGREGATOR A LP
By: Conversant Private GP LLC, its general partner

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel

CONVERSANT GP HOLDINGS LLC

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT CAPITAL LLC

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

MICHAEL J. SIMANOVSKY

/s/ Paul Dumaine
Name: Paul Dumaine
Title: Attorney-in-Fact for Michael J. Simanovsky

CONVERSANT PRIVATE GP LLC

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer